CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                               September 6, 2018


Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

      Re:                           FT 7594
                  Target Dividend Double Play Portfolio Series
                                 (the "Trust")
                      CIK No. 1744353 File No. 333-226593
         --------------------------------------------------------------

Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Hypothetical Performance Information
------------------------------------

      1. PLEASE DISCLOSE THE AVERAGE ANNUAL TOTAL RETURNS OF THE STRATEGY AND INDEX FOR 1-, 5- AND 10-YEAR PERIODS.

      Response: The prospectus has been revised in accordance with this comment.

      2. PLEASE CONFIRM THE FOLLOWING SUPPLEMENTALLY:

            A. THE BACKTESTED HYPOTHETICAL PERFORMANCE IS SHOWN ONLY FOR PERIODS FOR WHICH THE STRATEGY WAS NOT USED FOR ACTUAL ACCOUNTS.

            B. THE BACKTESTED HYPOTHETICAL PERFORMANCE WAS CALCULATED BASED ON READILY AVAILABLE INFORMATION AND NO ASSUMPTIONS WERE USED TO CREATE THE DATA.

            C. THE TRUST MAINTAINS BOOKS AND RECORDS TO SUBSTANTIATE THE BACKTESTED HYPOTHETICAL PERFORMANCE.

            D. THE TRUST HAS ADOPTED POLICIES AND PROCEDURES DESIGNED TO VERIFY THE ACCURACY OF THE DATA USED TO CALCULATE THE BACKTESTED HYPOTHETICAL PERFORMANCE.

      Response: The Trust confirms each of the preceding statements.

Portfolio (p. 11)
-----------------

      3. PLEASE PROVIDE ADDITIONAL INFORMATION REGARDING THE "FACTOR SCORES" REFERENCED IN THE THIRD BULLET POINT UNDER "S&P DIVIDEND ARISTOCRATS TARGET 25 STRATEGY."

      Response: A company's "factor score" refers to its rank within each of the three listed factors.

      4. PLEASE DISCLOSE THE STARTING UNIVERSE OF THE 1,000 STOCKS SELECTED IN THE FIRST BULLET POINT UNDER "TARGET HIGH QUALITY DIVIDEND STRATEGY."

      Response: The disclosure states that the strategy selects the largest 1,000 stocks by market capitalization "which trade on a U.S. exchange, excluding real estate investment trusts ("REITs"), American Depositary Receipts/ ADRs, regulated investment companies and limited partnerships."

Portfolio (p. 12)
-----------------

      5. THE DISCLOSURE STATES THAT "THE FINANCIALS AND REAL ESTATE SECTORS ARE COMBINED FOR THE SECTOR LIMIT PURPOSE." PLEASE CONFIRM THAT THIS MEANS THAT NO MORE THAN NINE STOCKS WILL BE SELECTED FROM BOTH SECTORS COMBINED.

      Response: The Trust confirms the preceding statement.

      6. PLEASE DISCLOSE WHETHER, IN THE EVENT OF A MERGER OR DELISTING AFTER THE INITIAL DATE OF DEPOSIT, THE TRUST WILL REPLACE THE AFFECTED SECURITY.

      Response: The following disclosure has been added to the prospectus:

      "If a security which is selected by the strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the hypothetical strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns."

Hypothetical Performance Information (p. 15)
--------------------------------------------

      7. IN THE FIRST SENTENCE OF THIS SECTION, PLEASE REPLACE "THE STRATEGY" WITH "THE IDENTICAL STRATEGY."

      Response: The prospectus has been revised in accordance with this comment.

      8. PLEASE CHANGE THE HEADING OF THIS SECTION TO READ "BACKTESTED HYPOTHETICAL PERFORMANCE INFORMATION" AND STATE IN THE NARRATIVE SECTION THAT THE TRUST DID NOT ACHIEVE THE PERFORMANCE SHOWN.

      Response: The prospectus has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.


                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By  /s/ Daniel J. Fallon
                                                       _________________________
                                                           Daniel J. Fallon


Enclosures